                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          OptiCare Health Systems, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    803520105
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven L. Ditman
                             Chief Financial Officer
                          OptiCare Health Systems, Inc.
                               87 Grandview Avenue
                               Waterbury, CT 06708
------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 13, 1999
------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 803520105                                        Page 2 of 10 Pages
                                                               ---   ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marlin Capital, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                                 [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     638,059
   NUMBER OF    ----------------------------------------------------------------
    SHARES       8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          0
     EACH       ----------------------------------------------------------------
  REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH            638,059
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         775,144
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.6%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 803520105                                        Page 3 of 10 Pages
                                                               ---   ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marlin Holdings, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                             [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
 NUMBER OF      ----------------------------------------------------------------
   SHARES        8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              638,059
    EACH        ----------------------------------------------------------------
 REPORTING       9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                0
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        638,059
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
         775,144
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 803520105                                        Page 4 of 10 Pages
                                                               ---   ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Martin E. Franklin
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
 NUMBER OF    ------------------------------------------------------------------
   SHARES       8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           775,144
    EACH      ------------------------------------------------------------------
 REPORTING      9    SOLE DISPOSITIVE POWER
   PERSON
    WITH             0
              ------------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                      638,059
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         775,144
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 803520105                                        Page 5 of 10 Pages
                                                               ---   ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ian G. H. Ashken
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                             [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

                          0
  NUMBER OF       --------------------------------------------------------------
    SHARES          8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY               775,144
     EACH         --------------------------------------------------------------
  REPORTING         9     SOLE DISPOSITIVE POWER
    PERSON
     WITH                 0
                  --------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          638,059
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         775,144
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of OptiCare Health Systems, Inc., a Delaware corporation formerly known as Saratoga Resources, Inc. This Statement is being filed by the Reporting Persons (as defined herein) to report acquisitions of Shares as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

         (i) Name and Issuer: OptiCare Health Systems, Inc., a Delaware corporation formerly known as Saratoga Resources, Inc. (hereinafter referred to as the "Company" or "Issuer").

         (ii)     Address of the Principal Executive Offices of Issuer:
                  87 Grandview Avenue, Waterbury, CT 06708.

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $.001 par value (the "Common Stock").

Item 2. Identity and Background.

         (a)-(c) This statement is being filed on behalf of Marlin Capital, L.P., Marlin Holdings, Inc., Martin E. Franklin, and
                  Ian G. H. Ashken (collectively, the "Reporting Persons").

                  Marlin Capital L.P. is a private investment limited partnership which was formed under the laws of the State of Delaware. Marlin Holdings, Inc. is a Delaware corporation and its principal business is to serve as the general partner of Marlin Capital, L.P. Martin E. Franklin's ("Franklin") principal employment is as Chairman and Chief Executive Officer of Marlin Holdings, Inc. Ian G. H. Ashken's ("Ashken") principal employment is as Vice Chairman of Marlin Holdings, Inc.. The business address and principal office of all Reporting Persons is 555 Theodore Fremd Avenue, Rye, New York 10580.

         (d)(e) During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Franklin and Ashken are citizens of the United Kingdom. Marlin Capital, L.P. is a limited partnership organized under the laws of Delaware. Marlin Holdings, Inc. is a corporation incorporated under the laws of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

         This filing relates to 638,059 shares of the issuer's Common Stock held by Marlin Capital, L.P. and 137,085 shares of the issuer's Common Stock held by Mr. Thomas F. Cooke ("Cooke") which is subject to a Voting Agreement irrevocably appointing Franklin or Ashken as Cooke's proxy to vote on all matters submitted to shareholders of the Issuer. The Common Stock held by Marlin Capital L.P. was issued to it in exchange for shares of PrimeVision Health, Inc. ("Prime") common stock it owned prior to the merger (the "Prime Merger") between the Issuer and pursuant to the terms set forth in an Agreement and Plan of Merger, dated as of April 12, 1999 among the Issuer, PrimeVision Shellco Merger Corporation, Prime, OptiCare Shellco Merger Corporation and OptiCare Eye Health Centers, Inc. ("the Merger Agreement"). In the Prime Merger each outstanding share of common stock of Prime was converted into the right to receive 0.3138 shares of the Common Stock of the Issuer. Prior to the Prime Merger, Marlin Capital, L.P. held 2,033,333 shares of common stock of Prime, as described in Item 5(c) below. The Voting Agreement was entered into as a condition to Prime approving the merger. No other consideration was used to acquire the Common Stock.

Item 4. Purpose of Transaction.

         The Shares held by Marlin Capital, L.P. have been acquired for investment purposes. Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Each Reporting Person may at any time and from time to time acquire additional Shares or sell such Shares. The Voting Agreement was entered into as a condition to the merger described above. The Reporting Persons have no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a) Marlin Capital, L.P. beneficially owns 638,059 shares of Common Stock, which constitutes approximately 7.08% of the Company's outstanding shares of Common Stock.

                  Marlin Holdings, Inc. is the general partner of Marlin Capital, L.P. and may be considered the beneficial owner of the 638,059 shares of Common Stock held by Marlin Capital, L.P., which represents 7.08% of the Company's outstanding shares of Common Stock. Marlin Holding, Inc. disclaims beneficial ownership of such shares.

                  Martin E. Franklin, the Chairman, Chief Executive Officer and principal stockholder of Marlin Holdings, Inc., may be considered the beneficial owner of (i) the 638,059 shares of Common Stock held by Marlin Capital, L.P., as to which shares Franklin disclaims beneficial ownership, and (ii) the 137,085 shares of Common Stock owned by Thomas F. Cooke, which is subject to the Voting Agreement described above. The Shares described in this paragraph represent, in the aggregate, 8.6% of the Issuer's outstanding Common Stock.

                  Ian G. H. Ashken, the Vice Chairman of Marlin Holdings, Inc., may be considered the beneficial owner of (i) the 638,059 shares of Common Stock held by Marlin Capital, L.P., as to which shares Ashken disclaims beneficial ownership, and (ii) the 137,085 shares of Common Stock owned by Thomas F. Cooke, which is subject to the Voting Agreement described above. The Shares described in this paragraph represent, in the aggregate, 8.6% of the Issuer's outstanding Common Stock.

                  Each of the above calculations is based on outstanding Shares information derived from pro forma projection in the Company's Registration Statement on Form S-4 (Registration No. 333-78501) projecting the number of shares which would be outstanding after the consummation of the merger described above. The Company has not filed any periodic reports since the consummation of the transactions contemplated by the Merger Agreement.

         (b) Marlin Capital, L.P. has the sole power to vote and the sole power to dispose of the 638,059 shares of Common Stock it beneficially owns. Marlin Holdings, Inc. as the general partner of Marlin Capital, L.P., may be deemed to share the power to vote and dispose of the Common Stock held by Marlin Capital, L.P. Franklin, as the Chairman, Chief Executive Officer and principal stockholder of Marlin Holdings, Inc., and Ashken as the Vice Chairman of Marlin Holdings, Inc. may also be deemed to share the power to vote and dispose of the Common Stock held by Marlin Capital, L.P.

                  Franklin and Ashken share the power to vote, but not to dispose, the 137,085 shares of Common Stock held by Cooke. The Voting Agreement does not prohibit or restrict Cooke's power to transfer the shares of Common Stock held by him.

         (c) As a condition to the merger described above, Prime and Cooke entered into the Voting Agreement irrevocably appointing Franklin or Ashken as Cooke's proxy to vote on all matters submitted to shareholders of the Issuer.

                  Prior to the merger described above, Marlin Capital, L.P. held 8,000 shares of Prime preferred stock and warrants to purchase 1,333,333 shares of Prime common stock. Prior to the Prime Merger, Marlin Capital, L.P. exchanged all the warrants and 2,000 shares of the preferred stock for 2,033,333 shares of Prime common stock, which in turn were exchanged in the merger for 638,059 shares of Common Stock. Additionally, prior to the Prime Merger, Marlin Capital, L.P. exchanged 4,000 shares of preferred stock for a promissory note (the "Note") with a principal amount of

                  $4,000,000 which is convertible into Common Stock at a conversion rate which is the greater of (i) the closing market price on the first trading day after the merger was consummated or (ii) 90% of the average closing price of the Common Stock in the 20 trading days prior to the conversion of the Note into Common Stock. The Note is convertible into Common Stock after one year from the closing of the transactions contemplated by the Merger Agreement.

                  There were no other purchases or sales of the Shares by the Reporting Persons in the past 60 days.

         (d) Mr. Cooke has the right to receive and the power to direct the receipt of dividends from and the proceeds from the sale of, the Shares held by him. No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares beneficially owned by any Reporting Person.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         As described above, Franklin and Ashken have the authority to vote shares of Common Stock held by Cooke pursuant to a Voting Agreement entered into between Cooke and Prime and Marlin Capital, L.P. is the holder of the Note, with a principal amount of $4,000,000, which is convertible into shares of the Issuer's Common Stock after one year.

         In connection with the closing of the Merger Agreement each of Franklin and Ashken were appointed to serve on the Board of Directors of the Issuer.

         In connection with the closing of the Merger Agreement, Marlin Capital, L.P. entered into a lock-up agreement with the Company in which it agreed not to sell its shares of Common Stock for a period of 180 days following the closing of the mergers.

         In addition, each of Franklin and Ashken entered into a lock-up agreement with the Company in which they (i) agreed not to sell any shares of Common Stock they may own directly for a period of 180 days following the closing of the mergers and (ii) agreed to give the Company a right of first refusal to purchase any shares of Common Stock owned directly by each of them that they wish to sell.

Item 7. Material to Be Filed as Exhibits

         A copy of the Voting Agreement between Thomas F. Cooke and PrimeVision Health, Inc. is filed as Exhibit 1.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 23, 1999                             MARLIN CAPITAL, L.P.
                                                  By: Marlin Holdings, Inc.
                                                  As General Partner

                                                  By: /s/ Ian G.H. Ashken
                                                     -------------------------
                                                  Name:  Ian G.H. Ashken
                                                  Title: Vice Chairman


                                                  MARLIN HOLDINGS, INC.

                                                  By: /s/ Ian G.H. Ashken
                                                     -------------------------
                                                  Name:  Ian G.H. Ashken
                                                  Title: Vice Chairman

                                                  /s/ Martin E. Franklin
                                                  ----------------------------
                                                  Martin E. Franklin

                                                  /s/ Ian G. H. Ashken
                                                  ----------------------------
                                                  Ian G. H. Ashken